EXHIBIT (a)(5)(A)

ORLEN Upstream Sp. z o.o. to acquire FX Energy

No. 145/ 2015 | 13102015

Polski Koncern Naftowy ORLEN Spolka Akcyjna (“PKN ORLEN”) informs that on 13 October 2015 ORLEN Upstream Sp. z o.o. (“ORLEN Upstream”) has entered into an Agreement and Plan of Merger (the “Agreement”) with American company FX Energy, Inc (“FX Energy”).  Under the Agreement, ORLEN Upstream through SPV set up in USA will acquire, 100% of FX Energy shares.

Under the terms of the Agreement, FX Energy shareholders will receive USD 1,15 (i.e. ca. PLN 4.27) in cash for each share they hold.  Preferred shares will be redeemed at a price in which they were acquired, i.e. USD 25.00 (i.e. ca. PLN 92.87) per share.  The total amount to be paid for 100% of FX Energy common shares and 100% redeemed shares will amount to approximately USD 83 million (i.e. ca. PLN 308 million).  The total transaction value including the assumption of FX Energy net debt as of 30 June 2015 will amount to ca. USD 119 million (i.e. ca. PLN 442).

According to the Agreement ORLEN Upstream will announce, till 23 October 2015, a tender offer for FX Energy shares.  Following the completion of the tender offer, if ORLEN Upstream owns at least 90% of the outstanding shares of FX Energy common stock, the merger will be effected through a “shortform” merger without further action by stockholders of FX Energy.  If at least 70% of the shares have been tendered ORLEN Upstream may exercise a “topup” option to acquire directly from FX Energy after completion of the tender offer the number of shares of common stock required to effect the “shortform” merger.  The cash portion of the per share consideration for shares acquired via the topup option will be equal to the par value of one share of FX energy common stock, i.e. USD 0.001 per share.

If, after the completion of the tender offer and any exercise of the “topup” option, ORLEN Upstream would own less than 90% of the outstanding shares of FX Energy common stock, FX Energy will convene a meeting of the holders of its common stock to approve the merger.  The majority required to approve the merger amounts to 50% of votes cast.  If the proposed transaction is not completed in certain specified circumstances FX Energy is obliged to pay to ORLEN Upstream a break fee in the amount of USD 4 million (ca. PLN 14.9 million).

The transaction is also subject to the approval of antimonopoly offices in Poland, United States of America and in the other countries where it will be justified by ORLEN Capital Group operating.

The acquisition of FX Energy is in line with PKN ORLEN strategy for 20142017 announced in July 2014.  Financing of the transaction will be covered from PKN ORLEN’s cash at hand and available lines.  The strategic assumptions of PKN ORLEN regarding dividend policy and financial basis are not changed and the main financial ratios of PKN ORLEN remains on the safe level.

Closing of the transaction is expected to occur in the 4Q 2015 in the case of short form merger or in Q1 2016 if an extraordinary meeting of the holders will be necessary.

FX Energy is Salt Lake City, Utah, USA based company engaged in the exploration, development and production of petroleum and natural gas with the main assets in Poland.  FX Energy shares are traded on the New York stock exchange NASDAQ under the symbol „FXEN, FXENP”.  With the moment of purchase of FX Energy shares by ORLEN Upstream their trading on NASDAQ will be terminated.  More information about FX Energy can be found at www.fxenergy.com.

PKN ORLEN owns 100% of the registered capital of ORLEN Upstream.  ORLEN Upstream owns 100% of the registered capital of SPV through which the transaction will be realized.

All amounts in PLN have been calculated based on the average PLN/USD exchange rate as of 12 October 2015, as stated by the National Bank of Poland.